UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Registrant’s name)

X-702, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed, on February 27, 2026, ReTo Eco-Solutions, Inc., a British Virgin Islands business company (“ReTo” or “Buyer”), entered into a Share Exchange Agreement (the “Share Exchange Agreement”), by and among (i) Buyer, (ii) Seven Arrows Supply Chain Limited, a British Virgin Islands business company (“Seven Arrows”), and (iii) Rei Shiba (“Seller”).

Pursuant to the Share Exchange Agreement, subject to the terms and conditions set forth therein,  Seller agreed to sell to ReTo, and ReTo agreed to buy, an aggregate of 25,500 ordinary shares, par value $0.01 per share (the “Company Shares”), of Seven Arrows, representing fifty-one percent (51%) of the issued and outstanding equity interests of Seven Arrows (the “Purchased Shares”) in exchange for newly issued Class A shares, no par value (“Buyer Class A Shares”) of ReTo (the “Share Exchange” together with the other transactions contemplated by the Share Exchange Agreement, the “Transactions”).

The Transactions closed (the “Closing”) on February 27, 2026 (the “Closing Date”).

Filed herewith as Exhibit 99.1 are the audited financial statements of Seven Arrows for the year ended December 31, 2025 and for the period from July 23, 2024 (inception) to December 31, 2024. Additionally, filed herewith as Exhibit 99.2 is unaudited pro forma condensed combined balance sheet information regarding ReTo and Seven Arrows as of December 31, 2025, and unaudited pro forma condensed combined statements of operation for the year ended December 31, 2025.

The unaudited pro forma condensed combined financial information included in this Form 6-K is presented for illustrative purposes only, contains a variety of adjustments, assumptions and estimates, and is not necessarily indicative of what the combined company’s actual financial position or results of operations would have been had the transactions been completed on the date indicated. The combined company’s actual results and financial position may differ materially and adversely from the unaudited pro forma condensed combined financial information included in this Form 6-K. Important factors that may affect actual results include, but are not limited to, risks and uncertainties relating Seven Arrows’ or the ReTo’s business, as applicable (including each company’s ability to achieve strategic goals, objectives, and targets over applicable periods), industry performance, and general business and economic conditions.

Forward Looking Statements

This Form 6-K includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements, including those set forth in any subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). Copies of the ReTo’s filings with the SEC are available on the SEC’s website, www.sec.gov. ReTo expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in ReTo’s expectations or any change in events, conditions or circumstances on which any statement is based.

Exhibit No.	Description of Exhibit
99.1	Audited financial statements of Seven Arrows Supply Chain Limited for the year ended December 31, 2025 and for the period from July 23, 2024 (inception) to December 31, 2024.
99.2	Unaudited pro forma condensed combined balance sheet of the Company and Seven Arrows Supply Chain Limited as of December 31, 2025, and unaudited pro forma condensed combined statements of operation of the Company and Seven Arrows Supply Chain Limited for the year ended December 31, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RETO ECO-SOLUTIONS, INC.

Date: June 22, 2026	By:	/s/ Johnny Tiong Sie Wei
	Name:	Johnny Tiong Sie Wei
	Title:	Chief Executive Officer

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